Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

June 18, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Registration Statement on Form 10

File No. 000-29482

Dear Ms. Breslin:

The company is in receipt of your comment letter of April 26, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

1.

Both Dr. and Mrs. Gregory have filed their Form 3’s and Schedule 13D’s.

2.

The company has reissued its acknowledgement letter, with the word “By” added in front of Dr. Gregory’s signature.  The company assures you that both the former letter and this acknowledgement as well as this letter were all made by the company in its corporate capacity and not Dr. Gregory or anyone else in their individual capacity.

3.

The minutes are included with the hard copy of this letter.

4.

Once the company has satisfied itself that there are no further comments coming from the staff, Dr. Gregory will be more comfortable in making further investments in furtherance of the company’s business plan, such as the purchase of caskets and the initiation of marketing efforts.  There are no firm commitments or concrete terms for future financing commitments from principals.  To date, such contributions have been made in exchange for equity or as no interest loans.  The terms of such financing will be agreed upon by the company and Dr. Gregory at the time of the financing and will have the full approval of the board of directors before being accepted by the company.  The staff is asking for disclosures regarding things that have not come into existence yet.  There is no unwritten agreement to attach as an exhibit.  The disclosures have been revised.

5.

The materials called for have been included with the hard copy of this letter.  Please check your mailbox for them.

6.

The discussion of the nature of our business is completely consistent with the plan of operations.  The company is required by Rule 13a-15 to periodically review its controls and procedures and such will be done with respect to all future filings.  A separate risk factor on review of company controls and procedures has been added.

7.

The Company will purchase caskets in containers with 54 caskets per container.  The caskets are shipped in firm cardboard enclosures.  Routinely, the enclosures are stacked on end and stand side by side.  The storage space available to the Company in Porterville, California comes in 10 by 20 foot increments at the cost of $81 per 10x20 foot space    month.  The space necessary for storing 54 caskets is minimal and the storage space chosen for the Company’s initial shipment is adequate to handle 54 caskets.

8.

The amount of salary is calculable through the date given, so instruction 1 to Items 402(n)(2)(v) is not applicable.  With regard to Instruction 2, Dr. Gregory did not forgo any salary or bonus to receive stock compensation instead because there was no cash compensation agreed upon and no cash to pay compensation.  A stock grant was the only option available.  This information has been added to the footnote.

9.

Under Nevada law, the Company can take board action by the unanimous consent of the board of directors (see NRS 78.315).  Shareholder approval can also be given with the consent of a majority of the shareholders (see NRS 78.320).   Included with the hard copy of this letter is a copy of the board of directors’ resolution, the consent and the actual amendment.

10.

The exhibits were filed with our Form 10/A on January 29, 2010, but all the amendments to articles were not contained in a master pdf file.  The exhibits are being refiled in the proper format with this current amendment.

11.

This was an oversight.  By laws have been re-filed under the heading of Exhibit 3.2.

12.

The report has been revised.

13.

The accountant’s report has revised the date the company re-entered the development stage as May 18, 2007.  All of the disclosures have been revised for consistency.

14.

The report has been revised.

15.

The statement has been corrected.

16.

The line item has been removed.

17.

The disclosure has been revised.

18.

 The business development section of the 10K shows that Jasmine Gregory was appointed CFO as of May 18, 2007, but the table in Item 5 does not show that office.  The table has been revised.

19.

The Registrant’s signature form has been revised and Jasmine Gregory has been added to it as the Chief Financial Officer.

20.

The filing has been amended to include Items 405 and 406 disclosures.

21.

The section heading has been eliminated and the disclosure revised.  Duplicative disclosure has been eliminated.

22.

The text has been corrected.

23.

The language has been revised to repeat verbatim the definition in Rule 13a-15(e).

24.

The date has been corrected to December 31, 2009.

25.

The statement of cash flows has been revised to comply with Rule 8-08 of Regulation S-X.

I trust that the Company’s amendments and responses have satisfied the staff’s concerns.  Please also be advised that the Company is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

JACK GREGORY

CEO

cc: Kenneth Eade